SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D.C. 20549





                        FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO
        SECTION  15(d) OF THE SECURITIES EXCHANGE  ACT
        OF 1934
        for the fiscal year ended December 31, 1997

        Commission File Number 1-5480


        A.   Full title of the plan and address of the plan:

                   TEXTRON SAVINGS PLAN
                   40 Westminster Street
                   Providence, Rhode Island 02903

        B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                   TEXTRON INC.
                   40 Westminster Street
                   Providence, Rhode Island 02903



    REQUIRED INFORMATION

    Financial Statements and Exhibit

    The   following  Plan  financial  statements   and
    schedules   prepared   in  accordance   with   the
    financial  reporting requirements of the  Employee
    Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

    Report of Independent Auditors
    Statement of Net Assets Available for Benefits for each of the two years ended December 31, 1997 and 1996
    Statement of Changes in Net Assets Available for Benefits for each of the two years ended December 31, 1997 and 1996
    Notes to financial statements

    Supplemental Schedules:

    Item  27a - Schedule of Assets Held for Investment Purposes
    Item 27d - Schedule of Reportable Transactions

    The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

    Pursuant  to  the requirements of the  Securities
Exchange Act of 1934, the Committee appointed  by  the
Board  of Directors of Textron Inc. to administer  the
Plan  has duly caused this Annual Report on Form  11-K
to   be  signed  by  the  undersigned  hereunto   duly
authorized.

                             TEXTRON SAVINGS PLAN

                             By: /s/Michael D. Cahn
                                    Attorney-in-fact

                             Date:  June 9, 1998

                    Financial Statements
                 and Supplemental Schedules

                    Textron Savings Plan

           Years ended December 31, 1997 and 1996
             with Report of Independent Auditors

                    Textron Savings Plan

                    Financial Statements
                 and Supplemental Schedules

           Years ended December 31, 1997 and 1996

                          Contents


Report of Independent Auditors                            1

Audited Financial Statements

Statement of Net Assets Available for Benefits
 With Fund Information, December 31, 1997                 2
Statement of Net Assets Available for Benefits
 With Fund Information, December 31, 1996                 3
Statement of Changes in Net Assets Available for
 Benefits With Fund Information, Year ended
 December 31, 1997                                        4
Statement of Changes in Net Assets Available for
 Benefits With Fund Information, Year ended
 December 31, 1996                                        5
Notes to Financial Statements                             6

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes 16
Line 27d--Schedule of Reportable Transactions             18

               Report of Independent Auditors

Textron Inc.

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

May 14, 1998


                              Textron Savings Plan

      Statement of Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                                December 31, 1997

                                                   Fund Information
                                    Fund      Fund       Fund      Fund      Loan
                                      A         B         C          H       Fund      Total
Assets
Investments, at fair value
  (Notes 2 and 3):
  Textron Inc. Common Stock       $1,475,645  $      -   $      -   $  -       $    -     $1,475,645
  Mortgage-backed securities               -         -     11,882      -            -         11,882
  Common/collective trust funds        4,160   155,836      7,555     75            -        167,626
  Participant notes receivable             -         -          -      -        5,533          5,533
Total investments                  1,479,805   155,836     19,437     75        5,533      1,660,686

Insurance contracts, at contract
  value (Notes 2 and 3)                    -         -    128,530      -            -        128,530
Total investments                  1,479,805   155,836    147,967     75        5,533      1,789,216

Receivables:
  Investment income                    5,897         4        763      -            -          6,664
  Interfund receivable (payable)        (405)       47        358      -            -              -
  Other                                   57         1          -      -            -             58
Total receivables                      5,549        52      1,121      -            -          6,722
Total assets                       1,485,354   155,888    149,088     75        5,533      1,795,938

Liabilities
Payables:
  Excess employer contributions          595       197        172      -            -            964
  Investments purchased                1,981         -        709      -            -          2,690
Total liabilities                      2,576       197        881      -            -          3,654
Net assets available for benefits $1,482,778  $155,691   $148,207    $75       $5,533     $1,792,284


See notes to financial statements.

                              Textron Savings Plan

      Statement of Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                                December 31, 1996

                                                      Fund Information
                                       Fund        Fund            Fund     Fund      Loan
                                         A           B               C        H       Fund        Total
Assets
Investments, at fair value
  (Notes 2 and 3):
  Textron Inc. Common Stock          $1,205,830   $      -     $      -    $  -       $  -     $1,205,830
  U.S. Government securities                  -          -        9,103       -          -          9,103
  Common/collective trust funds           1,467    120,775        7,518     160          -        129,920
  Participant notes receivable                -          -            -       -         41             41
                                      1,207,297    120,775       16,621     160         41      1,344,894
Insurance contracts, at contract
  value (Notes 2 and 3)                       -          -      144,641       -          -        144,641
Total investments                     1,207,297    120,775      161,262     160         41      1,489,535

Receivables:
  Investment income                       5,664          3          862       1          -          6,530
  Interfund receivable (payable)              5        (74)          69       -          -              -
  Other                                       -         15            2       -          -             17
Total receivables                         5,669        (56)         933       1          -          6,547
Total assets                          1,212,966    120,719      162,195     161         41      1,496,082

Liabilities
Payables:
  Excess employer contributions           2,541        600          537       -          -          3,678
  Investments purchased                     995        362          780       -          -          2,137
Total liabilities                         3,536        962        1,317       -          -          5,815
Net assets available for benefits    $1,209,430   $119,757     $160,878    $161        $41     $1,490,267


See notes to financial statements.

                              Textron Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                          Year ended December 31, 1997
                                                          Fund Information
                                           Fund         Fund         Fund      Fund      Loan
                                             A            B            C         H       Fund        Total
Additions to net assets
    attributed to:
  Investment income:
   Net appreciation (depeciation) in
   fair value of investments (Note 3)    $  375,300   $ 38,944    $    (59)    $  -     $    -     $  414,185
   Dividends                                 24,104          -           -        -          -         24,104
   Interest                                     121         21       9,676        8          1          9,827
                                            399,525     38,965       9,617        8          1        448,116
Contributions:
  Participants                               61,433     12,991       8,416        -          -         82,840
  Employer                                   36,705          -           -        -          -         36,705
                                             98,138     12,991       8,416        -          -        119,545
Total additions                             497,663     51,956      18,033        8          1        567,661

Deductions from net assets
    attributed to:
  Benefits paid to participants             206,854     16,731      28,319      131         79        252,114
  Participant rollovers due to sale
   of division (Note 5)                       7,967      1,070       1,229        -          -         10,266
  Forfeitures                                 1,442         57          28        -         -           1,527
  Administrative expenses                     1,425        140         172        -         -           1,737
Total deductions                            217,688     17,998      29,748      131        79         265,644

Net increase (decrease) prior to
   interfund transfers                      279,975     33,958     (11,715)    (123)      (78)        302,017
Interfund transfers, net                     (6,627)     1,976        (956)      37     5,570               -
Net increase (decrease)                     273,348     35,934     (12,671)     (86)    5,492         302,017

Net assets available for benefits:
  Beginning of year                       1,209,430    119,757     160,878      161        41       1,490,267
  End of year                            $1,482,778   $155,691    $148,207   $   75    $5,533      $1,792,284


See notes to financial statements.

                              Textron Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                          Year ended December 31, 1996

                                                          Fund Information
                                           Fund       Fund       Fund      Fund      Loan
                                             A          B          C         H       Fund      Total
Additions to net assets
   attributed to:
  Investment income:
   Net appreciation in fair value of
    investments (Note 3)               $  355,525   $ 22,250    $     13   $  -       $ -     $  377,788
   Dividends                               23,074          -           -      -         -         23,074
   Interest                                   135          5       9,992      8         1         10,141
                                          378,734     22,255      10,005      8         1        411,003
Contributions:
  Participants                             51,301     10,523       7,581      -         -         69,405
  Employer                                 31,991          -           -      -         -         31,991
                                           83,292     10,523       7,581      -         -        101,396
Total additions                           462,026     32,778      17,586      8         1        512,399

Deductions from net assets
    attributed to:
  Benefits paid to participants           191,755     11,355      26,309     31        12        229,462
  Forfeitures                               1,470         31          25      -         -          1,526
  Administrative expenses                     929         92         148      -         -          1,169
Total deductions                          194,154     11,478      26,482     31        12        232,157

Net increase (decrease) prior to
  interfund transfers                     267,872     21,300      (8,896)   (23)      (11)       280,242
Interfund transfers, net                   (5,615)     3,934       1,521    160         -              -
Net increase (decrease)                   262,257     25,234      (7,375)   137       (11)       280,242

Net assets available for benefits:
  Beginning of year                       947,173     94,523     168,253     24        52      1,210,025
  End of year                          $1,209,430   $119,757    $160,878   $161       $41     $1,490,267


See notes to financial statements.

                         Textron Savings Plan
                     Notes to Financial Statements

                      December 31, 1997 and 1996


1.  Description of Plan

General

The  Textron Savings Plan (the   "Plan") is an employee stock
ownership  plan  covering  substantially all domestic  employees
of Textron Inc. ("Textron").   For a description of  the   Plan,
refer to the Summary Plan Description that is on file with the Department of Labor and available at the Human Resources office of Textron. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is currently administered under the terms of a Trust Agreement, dated March 3, 1997, with State Street Bank
and Trust Company (the "Trustee").    Previously, the Plan was
administered under the terms of a Trust Agreement, dated May 1, 1989, with Bankers Trust Company.

Investment Options

The Plan allows participants to direct their employee contributions to Fund A, B, or C. Participants must contribute at least 50% to Fund A. Fund H is available to any participant who has attained age 55 and completed ten years of service with Textron. Employer contributions are invested entirely in Fund A.

Fund A invests primarily in Textron Inc. Common Stock that is either purchased by the Trustee or contributed by Textron. New shares in connection with a two-for-one stock split in the form of a stock dividend were issued and distributed on May 30, 1997, to participants of record on
the close of business on May 9, 1997.    All share and value
per unit amounts have been restated for all periods presented.

Fund B invests primarily in the State Street Bank S&P 500
Index with Futures Fund which is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of common stocks included in Standard &
Poor's Composite Index of 500 stocks. Prior to the change in trustee, this fund invested primarily in the Bankers
Trust Pyramid Large Capitalization Equity Index Fund which was maintained with similar objectives to that of the State
Street Bank S&P 500 Index with Futures Fund.

                        Textron Savings Plan

1.  Description of Plan (continued)

Fund C may be invested in bonds, notes, debentures, government obligations, insurance contracts, mortgage-backed securities, short-term securities, money market instruments and other fixed income instruments at the discretion of Textron or an investment manager designated by Textron.

Fund H is invested in the State Street Bank and Trust Company Short Term Investment Fund, which is a portfolio of short-term instruments comprised primarily of demand master notes, certificates of deposit, and commercial paper. Prior to the change in trustee, this fund invested in the Bankers Trust Pyramid Directed Cash Fund, which was comprised of similar investments as the State Street Bank and Trust Company Short-Term Investment Fund.

At the discretion of the Trustee or other investment manager, a portion of the assets of Fund A, B, C, or H may be maintained in cash or invested in short-term securities (State Street Bank and Trust Company Short-Term Investment Fund, previously Bankers Trust Pyramid Directed Account Cash Fund and Bankers Trust Pyramid Discretionary Account Cash
Fund).

At December 31, 1997, there were approximately 33,100 participants in Fund A, 13,000 in Fund B, 15,100 in Fund C and 5 in Fund H.

Contributions

Participants of the Plan are entitled to elect compensation deferrals within thelimits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Contributions from employees and employee compensation deferrals, which are matched 50% by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages. The total of the matching contributions (net of forfeitures) made by Textron is limited by the Textron Board of Directors to $40 million for a calendar year. For the years ending December 31, 1997 and 1996, employee contributions included rollovers of approximately $3.2 million and $1.2 million, respectively.

                        Textron Savings Plan

1.  Description of Plan (continued)

Textron makes contributions to the Plan based on estimated contribution levels. In addition, Textron may make, at its own discretion, additional discretionary contributions. There were no discretionary contributions made by Textron in
1997 or 1996.  The excess of the estimated    contributions
over the actual contributions by the participants is not allocated to participant accounts; rather such amounts are used to reduce future Textron contributions and are disclosed as an excess contribution in the statement of net assets available for benefits. In addition, all forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death, are used to reduce future Textron contributions.

Unit Valuation

Plan equity is reported on a unit valuation basis except for
Fund A, which is reported on a per share basis.    Unit values
are determined by dividing the Plan equity in each fund by the number of fund units outstanding.

At December 31, the number of units outstanding and the values for each unit were:

                    1997                      1996
           Number of      Value       Number        Value
  Fund       Units      per Unit     Of Units     per Unit

    B     23,021,704   $ 6.762800    23,518,513   $4.993703
    C     58,043,594     2.553375    66,201,075    2.351977
    H         17,183     4.368733        85,748    1.877012

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her accounts, to the extent then vested, shall become distributable. Distributions to participants whose accounts hold more than forty whole shares of Textron Inc. Common Stock shall be in the form of Textron Inc. Common Stock. Distributions to participants whose accounts hold forty or less whole shares of Textron Inc. Common Stock shall be in the form of cash unless the participant or beneficiary expressly requests Textron Inc. Common Stock. All other
distributions        shall         be         in         the

                        Textron Savings Plan

1.  Description of Plan (continued)

form of cash. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. Employees of discontinued operations become fully vested upon approval of the Textron Management Committee. The Plan provides for full vesting of a participant's account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron's 50% matching contributions vest based on the length of participation in the Plan as follows:

        Months of Participation        Ownership Interest

   24 months but less than 36 months            25%
   36 months but less than 48 months            50%
   48 months but less than 60 months            75%
   60 months or more                           100%

A separate account is maintained for each participant and is increased monthly by (a) the participant's contributions and compensation deferrals, (b) Textron's 50% matching contribution, and annually by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) the pro rata share of income.

                  Textron Savings Plan

1.  Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Notes Receivable

Effective October 1, 1997, a new loan feature was added to the Plan for all active participants with account balances. Active participants may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lessor of one-half of their vested balance or $50,000 less the participant's highest outstanding loan balance during the twelve-month period preceding the new loan request. Interest is charged at a rate of Bankers Trust Prime Rate plus 1%. A $50 fee will be charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

2.  Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  Textron Savings Plan

2.  Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Textron Inc. Common Stock is valued at the New York Stock Exchange closing price on the last business day of the Plan year. U.S. Government securities are valued at fair value as determined by quoted market price. The State Street S&P 500 Index with Futures Fund and the Bankers Trust Pyramid Large Capitalization Equity Index Fund are valued at the redemption price established by the fund's Trustee which is generally based on the fair value of the underlying assets. Valuations of equity investments in mortgage-backed securities are estimated by external asset managers. Factors such as real estate type, market conditions, property performance, valuation of comparable properties, and consultation with external real estate advisors are considered in determining fair value. The State Street Bank and Trust Company Short Term Investment Fund, the Bankers Trust Pyramid Directed Account Cash Fund and the Bankers Trust Pyramid Discretionary Account Cash Fund include pooled temporary investments and are stated at cost which approximates market value. Participant notes receivable are valued at their outstanding balances which approximates fair value.

Insurance contracts are fully benefit responsive and are valued at contract value (Note 3) which represents contributions made under the contract, plus accrued interest less funds used to pay employee withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends, interest and other distributions received by the Plan are reinvested in the fund in which earned.

Administrative Expenses

All administrative expenses are paid from Plan assets.

                 Textron Savings Plan

3.  Fair Value of Investments

The Plan's investments are held by a bank-administered trust
fund.   The  fair  value  of  individual  investments   that
represent  5%  or more of the fair value of the  Plan's  net assets is as follows:
                                            December 31
                                         1997        1996
                                         (Share and dollar
                                      amounts in thousands)
Investments at fair value as
determined by quoted market price:
  Textron Inc. Common Stock*,
   23,610 shares and 25,588**        $1,475,645     $1,205,830
   shares, respectively
Investments at estimated fair value:
  State Street S&P 500 Index with
   Futures Fund*, 970 shares            154,501              -
BT Pyramid Capitalization Equity
Index Fund*, 71 shafes                        -        120,412

*  Indicates party-in-interest to the Plan.
** Adjusted for a two-for-one stock split in the form of a stock dividend (Note 1).

During  1997  and  1996,  the Plan's investments  (including
investments  bought,  sold,  and  held  during   the   year)
appreciated (depreciated) in fair value by $414,185,000 and $377,788,000 as follows:
                                           December 31
                                         1997       1996
                                         (In thousands)
Investments at fair value as
determined by quoted market price:
  Textron Inc. Common Stock            $375,300    $355,525
  U.S. Government securities                (18)         13
                                        375,282     355,538
Investments at estimated fair value:
  Common/collective trust funds          38,944      22,250
  Mortgage-backed securities                (41)          -
                                       $414,185    $377,788

                    Textron Savings Plan

3.  Fair Value of Investments (continued)

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," (FAS 107) requires disclosure of fair value information about all financial instruments held or owned by a plan except for certain excluded instruments and instruments for which it is not practicable to estimate fair value. Note 2 describes the methods and assumptions used in determining the fair value of all Plan investments except insurance contracts.

The estimated fair value of the Plan's investment in guaranteed insurance contracts was determined by discounted cash flow analyses using U. S. Treasury Note interest rates with maturities similar to the remaining terms of the guaranteed insurance contracts. The estimated fair value of such contracts was approximately $131 million and $147 million at December 31, 1997 and 1996, respectively. The average yield approximated 5.70% and 5.99% for the years ended December 31, 1997 and 1996, respectively, on contracts with crediting interest rates ranging from 4.67% to 8.28% and 4.67% to 8.36% for 1997 and 1996, respectively.

The fair values of insurance contracts presented herein are estimates of the fair value of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

                   Textron Savings Plan

4.  Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                            December 31
                                          1997       1996
                                           (In thousands)

Net assets available for benefits per
financial statements                    $1,792,284   $1,490,267
Amounts allocated to withdrawn
participants                               (24,866)     (41,632)
Net assets available for benefits per
Form 5500                               $1,767,418   $1,448,635

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                          1997       1996
                                          (In thousands)

Benefits paid to participants per the
financial statements                     $252,114    $229,462
Add:  Amounts allocated on Form 5500
to withdrawn participants at the
end of the year                            24,866      41,632
Less:  Amounts allocated on Form 5500
to withdrawn participants at the
beginning of the year                     (41,632)    (36,154)
Benefits paid to participants            $235,348    $234,940
per Form 5500

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

5.  Participant Rollovers due to Sale of Division

During   1996,   Textron  sold  the  Textron  Aerostructures
division.   In conjunction with this sale, during 1997,  the
accounts of participants employed by this division were rolled into the qualified plan of the purchaser.

                Textron Savings Plan

6.  Party-in-Interest Transactions

Fees paid during the years ended December 31, 1997 and 1996, for investment management, custodial services, record keeping and accounting services rendered by parties-in-interest were based on customary and reasonable rates for such services. The Plan invests in mutual funds managed by State Street Bank and Trust Company, who is also the Plan's trustee. Prior to the change in trustee, the Plan invested in mutual funds managed by Bankers Trust Company, the previous trustee. Therefore, these transactions qualify as party-in-interest transactions.

7.  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 3, 1995, that the Plan is qualified and the trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Service Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

8.  Year 2000 Issue (Unaudited)

Many computer programs, including those used by Textron and Textron's suppliers (including third-party service providers to the Plan), use only two digits to identify a year, and were not designed to handle years beginning after 1999. These programs, some of which are critical to operations, could fail to properly process data that contain dates after 1999 unless they are modified. Textron commenced a company-wide effort to substantially complete the necessary modifications to its computer programs by early 1999. Textron also is working with its principal suppliers (including third-party service providers to the Plan) and customers to ensure that problems in their computer programs will not materially affect Textron or the Plan. Textron believes it is on track to resolve this issue in a timely fashion without having a material adverse effect on the business, operations or financial condition of Textron and of the Plan.

                    Textron Savings Plan

  Line 27a--Schedule of Assets Held for Investment Purposes
                       (In Thousands)

                      December 31, 1997


                                  Number of   Cost/
                                  Shares or  Contract    Fair
      Identity of Issue             Units     Value     Value

Common Stock:
 Textron Inc.*                     23,610    $510,933   $1,475,645

Common/Collective Trust
  Funds:
 State Street S&P 500 Index
  w/Futures Fund*                     970    $125,262   $  154,501
 State Street Bank and Trust
  Company
  Short Term Investment Fund*      13,125      13,125       13,125
Total Common/Collective Trust
  Funds:                                     $138,387   $  167,626

Insurance Contracts:
 Metropolitan Life Ins. Co.*
  Matures 6/30/98; 4.67%            6,087    $  6,087   $    6,061
  Matures 3/01/99; 5.27%            1,828       1,828        1,820
  Matures 3/31/99; 5.11%            3,041       3,041        3,020
  Matures 5/15/99; 7.38%           12,957      12,957       13,260
 N.Y. Life Insurance Co.
  Matures 9/09/98; 5.2%            12,441      12,441       12,407
  Matures 8/16/99; 7.33%           12,702      12,703       13,042
 Commonwealth Life Insurance Co.
  Matures 1/5/99; 8.28%             6,342       6,342        6,514
 Hartford Life Insurance Co.
  Matures 1/4/99; 7.97%             6,287       6,287        6,436
 AIG Life Insurance Co.
  Matures 9/15/01; 6.90%            5,446       5,446        5,678
 Allstate Insurance Co.
  Matures 12/15/00; 6.87%          10,031      10,031       10,370

                    Textron Savings Plan

  Line 27a--Schedule of Assets Held for Investment Purposes
                         (continued)
                       (In Thousands)


                                  Number of    Cost/
                                  Shares or   Contract       Fair
      Identity of Issue             Units      Value        Value

Insurance Contracts (continued):
 John Hancock Mutual Life Ins. Co.
  Matures 6/30/01; 6.75%             5,856     5,856        6,050
  Matures 6/15/01; 6.71%             5,259     5,259        5,433
  Matures 6/30/00; 6.50%             5,823     5,823        5,936
  Matures 9/15/01; 7.15%             5,464     5,464        5,749
 Peoples Security Life
  Matures 4/3/01; 6.67               9,369     9,369        9,652
 Principal Mutual Life
  Matures 6/14/01; 6.58%             8,395     8,395        8,633
 SunAmerica Life Insurance Co.
  Matures 6/15/00; 5.85%            11,201    11,201       11,234
Total Insurance Contract                    $128,530   $  131,295

Mortgage-backed Securities:
 Residential Asset Security
  Mortgage
  Matures 3/25/26; 6.09%             5,585  $  5,600   $    5,583
 Country Wide Home Equity
  Matures 1/1/28; 5.87%              6,324     6,323        6,299
Total Mortgage-backed Securities:           $ 11,923   $   11,882

Participant notes receivable*
 (with interest rates ranging
 from 9.5% to 11%)                          $      -   $    5,533

Total assets held for
investment purposes                         $789,773   $1,791,981

* Indicates party-in-interest to the Plan

                              Textron Savings Plan

                  Line 27d--Schedule of Reportable Transactions
                                 (In Thousands)

                          Year ended December 31, 1997

                                                                          Current
                                           Purchase  Selling   Cost of    Value of   Net Gain
  Identity of           Description         Price     Price     Assets    Asset on    (Loss)
     Party                                                               Transaction
                                                                            Date

Category (i) -- Individual transactions in excess of 5% of plan assets

State Street      Purchase of 943,081
Bank*             shares of State Street
                  Bank S&P 500 Index
                  with Futures             $120,579            $120,579    $120,579

Bankers Trust     Sale of 66,198 shares
Company*          of Bankers Trust
                  Pyramid Large
                  Capitalization Equity
                  Index Fund                         $120,544    72,086                $ 48,458

Category (iii)--Series of transactions in excess of 5% of plan assets

**                Purchase of 3,430,984
                  shares of Textron Inc.
                  Common Stock in 132
                  transactions              167,197             167,197     167,197

**                Sale of 5,179,172
                  shares of Textron Inc.
                  Common Stock in 28
                  transactions                        297,024   150,970                 146,054

 Bankers Trust    Purchase of 549 shares
 Company*         of BT Pyramid Large
                  Capitalization Equity
                  Index Fund in 5
                  transactions                  979                 979         979

 Bankers Trust    Sale of 71,136 shares
 Company*         of BT Pyramid Large
                  Capitalization Equity
                  Index Fund in 4
                  transactions                        129,462    77,459                  52,003


                              Textron Savings Plan

            Line 27d--Schedule of Reportable Transactions (continued)
                                 (In Thousands)

                             Year ended December 31, 1997

                                                                          Current
                                           Purchase  Selling   Cost of    Value of   Net Gain
  Identity of           Description         Price     Price     Assets    Asset on    (Loss)
     Party                                                               Transaction
                                                                            Date

Category (iii)--Series of transactions in excess of 5% of plan assets (continued)

State Street      Purchase of 145,477,319
Bank*             shares of State Street
                  Bank and Trust Short
                  Term Investment Fund
                  in 286 transactions      145,477             145,477    145,477

State Street      Sale of 132,352,607
Bank*             shares of State Street
                  Bank and Trust Short
                  Term Investment Fund
                  in 166 transactions                132,353   132,353

State Street      Purchase of 1,060,501
Bank*             shares of State Street
                  Bank S&P 500 Index
                  with Futures in 24
                  transactions             136,849             136,849    136,849

State Street      Sale of 90,359 shares
Bank*             of State Street Bank
                  S&P 500 Index with
                  Futures in 13
                  transactions                        12,835    11,586               1,249


There were no category (ii) or (iv) reportable transactions during the year.

*  Indicates party-in-interest to the Plan
** Transactions made on the market.



                   Supplemental Schedules


